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                                                                      Exhibit 12

                                Legg Mason, Inc.
         Computation of Consolidated Ratios of Earnings to Fixed Charges
                             (dollars in thousands)

                                                          Years ended March 31,

                                           2002          2001       2000       1999       1998
                                       -----------------------------------------------------------
Earnings before income taxes             $253,249      $265,820   $254,438   $156,811    127,565

Fixed Charges
 Interest expense                         127,271       175,389    134,383     94,974     73,776
 Portion of rental expense                 23,341        22,315     17,312     14,457     12,823
    representative of interest factor*

Earnings available for fixed charges     $403,861      $463,524   $406,133   $266,242   $214,164

Fixed Charges:
 Interest expense                        $127,271      $175,389   $134,383   $ 94,974    $73,776
 Portion of rental expense
    representative of interest             23,341        22,315     17,312     14,457     12,823
    factor*

Total fixed charges                      $150,612      $197,704   $151,695   $109,431   $ 86,599

Consolidated ratio of earnings to             2.7           2.3        2.7        2.4        2.5
 fixed charges

* The portion of rental expense representative of interest factor is calculated as one-third of the total of Rent, DP Service Bureau and Equipment Rental expenses.